

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD MEDICAL SUPPL

DIAMYD CONTINUES INVALIDATED STUDY

Press Release, Stockholm, Sweden, June 19, 2007 – Diamyd Medical AB
(www.omxgroup.com, ticker: DIAM B; www.otcqx.com, ticker DMYDY)

Diamyd Medical reports that the Company plans to apply to continue the study in 160 LADA patients, which was invalidated after concerns of a mix up between active drug and placebo. After deliberations with Professors Åke Lernmark and Carl-David Agardh at Malmo University Hospital, Sweden, it was concluded that the study can still bring valuable information. Completing the study does not involve any material extra costs for the Company.

"The decision to invalidate the study might seem like a harsh decision", says Anders Essen-Moller, CEO of Diamyd Medical. "However, we do not, and we can not, allow any compromises when it comes to keeping the highest standard of quality in our studies. A suspicion that a mistake has been committed is thus an issue which must be addressed forcefully and with determination."

Diamyd Medical, in consultation with Professors Carl-David Agardh and Åke Lernmark, now plans to apply to continue the study. "Important information may still be collected from the study. We owe this to the participating patients", says Essen-Moller. "Next week for example, Diamyd Medical participates in an international meeting in Chicago which among other things discusses the normal development of the beta cell function in LADA patients and it will be interesting to see what this brings."

The reason to continue the study is to continue building the safety database for Diamyd®. No serious adverse event related to Diamyd-treatment has occurred in any study including the current LADA study.

Diamyd Medical had HbA1c as endpoint in the LADA study. This was the endpoint considered accurate when designing the study. Meal stimulated insulin secretion, measured as stimulated C-peptide, was not an FDA approved endpoint at the time. Diamyd Medical was in January 2007 the first to receive FDA agreement to evaluate beta cell function using meal stimulated insulin secretion (measured as stimulated C-peptide) as endpoint, with certain conditions. HbA1c is a long term average blood sugar parameter. As LADA patients are insulin resistant they receive blood glucose reducing agents (insulin sensitizers) and their HbA1c values will be treated to near normal. Therefore the additional HbA1c effect from Diamyd® that is given to treat autoimmunity may be less pronounced in well treated patients, while the insulin secretion capacity is improved.

Type 1 Diabetes
In August 2006, the Company reported a successful phase II study with Diamyd®. In this study, 70 recent onset type 1 diabetes patients were treated with two injections of Diamyd® or placebo and the Diamyd® group showed significantly higher meal stimulated insulin levels than the placebo group. In addition, Diamyd®-treated patients showed a clear favorable immune response.

Development Timeline

dlw 6/26

Diamyd Medical plans to initiate phase III studies for the type 1 diabetes indication in about six months. "We believe that once the phase III studies are ongoing for type 1 diabetes, a small additional study in LADA patients may suffice to broaden the application for LADA-patients," says Essen-Moller. "For that reason we will continue to work on both the type 1 diabetes and the LADA indications."

About Diamyd Medical

Diamyd Medical is a life science company developing treatments for diabetes and its complications. The company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes. Diamyd® has demonstrated significant and positive results in phase II clinical trials in both type 1 and autoimmune type 2 diabetes patients (LADA) in Sweden.

GAD65, a major autoantigen in autoimmune diabetes, is the active substance in Diamyd®. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context GAD may have an important role not only in diabetes, but also in several central nervous system-related diseases. Diamyd Medical has an exclusive worldwide license from the University of California at Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD65 Composition of Matter license to Neurologix, Inc. in Fort Lee, New Jersey for treatment of Parkinson's disease with an AAV-vector.

Other projects comprise drug development within gene therapy using the exclusively licensed and patent protected Nerve Targeted Drug Delivery System (NTDDS). The company's lead gene therapy projects include using Enkephalin and GAD for chronic pain, e.g., diabetes pain or cancer pain. All projects in this field are currently in preclinical phases.

Diamyd Medical has offices in Stockholm (Sweden) and in Pittsburgh (USA). The Diamyd Medical share is quoted on the Stockholm Nordic Exchange in Sweden (ticker symbol: DIAM B) and on the OTCQX-list in the US (ticker symbol: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available at www.diamyd.com.

For further information, please contact:
Stockholm-office
Anders Essen-Möller
CEO and President
Tel: +46 8 661 0026
E-mail: investor.relations@diamyd.com

Pittsburgh office
Michael Christini
President
Tel: +1 412 770 1310
E-mail: Michael.Christini@diamyd.com

For media contact in the US, please contact:
Gregory Tiberend, Executive Vice President
Richard Lewis Communications, Inc.
Tel: +1 212 827 0020
E-mail: gtiberend@rlcinc.com

END

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.